

June 26, 2014

Via E-mail
Mr. Kurt P. Cummings
Vice President and Chief Financial Officer
AVX Corporation
1 AVX Boulevard
Fountain Inn, South Carolina 29644

    Re: AVX Corporation
              Form 10-K for the Year Ended March 31, 2014
              Filed May 21, 2014
              File No. 001-07201

Dear Mr. Cummings:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended March 31, 2014

Signatures, page 42

1. Your principal financial officer or officers, controller or principal accounting officer should sign the report below the second paragraph required on the Signatures page as required by Form 10-K. Please revise.

Item 8. Financial Statements

Note 1. Summary of Significant Accounting Policies, page 48

Revenue Recognition and Accounts Receivable, page 51

2. We note that the KED Resale segment consists primarily of ceramic capacitors, frequency control devices, SAW devices, sensor products, RF modules, actuators, acoustic devices, and connectors produced by Kyocera and resold by AVX. Please clarify your revenue recognition policies with regards to the products you purchase and resell. Specifically, tell us whether you recognize the related revenues on a gross or net basis and explain why. Refer to FASB ASC 605-45.

Note 8. Income Taxes, page 60

3. In future filings please disclose the cumulative amount of undistributed earnings of your foreign subsidiaries for which no U.S. income taxes have been provided. Refer to FASB ASC 740-30-50-2.

Item 15. Exhibits and Financial Statement Schedules

Exhibit 32.1 - 906 Certifications

4. We note that your Certifications provided pursuant to Section 906 incorrectly refer to the period ended March 31, 2013. Please amend your filing in its entirety and provide new, currently dated certifications.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman at (202) 551-3640 or Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or Jay Mumford at (202) 551-3637 with any other questions. In this regard, do not hesitate to contact me at (202) 551-3676.

Sincerely,

/s/Gary Todd for

Brian Cascio
Accounting Branch Chief